Agreement No. A665

MASTER DERIVATIVE FINANCIAL TRANSACTIONS AGREEMENT DATED MAY 29, 2015 BY AND BETWEEN:

BANCO SANTANDER (MEXICO), S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER MEXICO

(“PARTY A”)

and

AEROINVEST, S.A. DE C.V.

(“PARTY B”)

WITH THE APPEARANCE OF EMPRESAS ICA, S.A.B. DE C.V., CONSTRUCTORA ICA, S.A. DE C.V., CONTROLADORA DE OPERACIONES DE INTFRAESTRUCTURA, S.A. DE C.V., AND INGENIEROS CIVILES ASOCIADOS, S.A.B. DE C.V., IN THEIR CAPACITY OF JOINT AND SEVERAL OBLIGORS

(“JOINT AND SEVERAL OBLIGORS”)

(THE PARTIES SHALL HEREINAFTER BE JOINTLY REFERRED TO AS THE “PARTIES” AND INDIVIDUALLY AS A “PARTY”), PURSUANT TO THE FOLLOWING REPRESENTATIONS AND CLAUSES:

REPRESENTATIONS

Each Party represents, both on the date of this Master Agreement, as well as on each date on which a Transaction is entered into by and between the Parties, that:

(a)	If it is a legal person, it is duly organized and legally existing under the laws of its place of its organization and its corporate purpose authorizes it to enter into this Agreement and the Transactions, and to perform its obligations hereunder;

(b)	If a natural person, he has sufficient capacity to enter into this Agreement and the Transactions, and to perform his obligations hereunder;

(c)	If it is an entity or governmental agency, decentralized body, financial institution acting as trustee in a public trust, or majority-owned state company, it is duly authorized to enter into this Agreement and the Transactions, and to perform its obligations hereunder;

(d)	Its attorney(s)-in-fact and authorized persons executing and confirming the Transactions, whose names and signatures appear in the Supplement (which may be modified from time to time), have sufficient authorities to bind it under the terms of this Agreement and Transactions, and such authorities has not been revoked or modified;

(e)	It has all corporate, governmental, and any other necessary authorizations or licenses to enter into this Agreement and the Transactions, and to perform its obligations hereunder;

(f)	This Agreement does not violate any legal or contractual provision, authorization, license, judgment, award, or resolution, of any nature, that applies or binds it, and the obligations arising therefrom are valid and enforceable against it in accordance with its terms;

(g)	There is no Cause for Early Termination taking place on its behalf;

(h)	There are no pending lawsuits or, to its knowledge, threatened against it, before any judicial, arbitral, or administrative court, that might have a significant adverse effect with respect to the validity or enforceability of this Agreement of the Transactions, or with respect to its capacity to perform its obligations; and

(i)	It knows the characteristics under which derivative financial transactions market operate and knows and may assess the risks arising from this Agreement and those of the Transactions it executes; it has entered into this Agreement and shall enter into the Transactions by its own behalf and based on its own assessment (whether of economic or financial nature or any other nature) and with the support of the advisors who have considered as necessary, and has not relied on the advisory nor on the recommendations of the other Party, nor it has been induced by the other Party in any manner whatsoever, in order to enter into this Agreement or any Transaction.

Based on the previous representations, which form an integral part of this Agreement, the Parties agree on the following:

FIRST. Definitions

Terms with initial capitalized letter contained in this Master Agreement have the following meanings (these meanings shall be equally applicable to the singular and plural forms):

“Shares” means the B Series shares, which represent the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMAB MM).

“Non-Business Day Arrangement” means, pursuant to Clause 3.3, the way in which a date related to a Transaction shall be postponed or set up earlier in the event such date is not a Business Banking day.

“Affiliate” means with respect to any person, any other third party that, directly or indirectly, controls or is controlled by such persons or is under the common control of one same third party, either a person or entity.

“Calculation Agent” means the Party or third party who will be in charge of carrying out the calculations for quoting and determining the consideration to be paid or delivered in a Transaction. Unless otherwise provided in a Supplement or Confirmation, the Calculation Agent will be, (i) in the event that one of the Parties is a credit institution or a brokerage firm, such Party shall be the Calculation Agent; (ii) if both parties are credit institutions or brokerage firms, the Party appointed as Calculation Agent in the Supplement or Confirmation; (iii) if the Affected Party or Defaulting Party is the Party appointed as Calculation Agent, the Non-Breaching Party will be the Calculation Agent if it is a credit institution or brokerage firm; if it is not a credit institution or brokerage firm, the Non-Breaching Party shall appoint a credit institution or a brokerage firm to act as tge Calculation Agent; and (iv) if both Parties are Affected Parties for purposes of this Clause 10.2.2, each of the Parties shall act as a Calculation Date if both are credit institutions or brokerage firms and, in the event that any of the Parties is not a credit institution or brokerage firm, such Party shall appoint a credit institution or brokerage firm as Calculation Agent.

“Exhibit” means any of the exhibits to the Master Agreement executed by the Parties and under which the terms and conditions applicable to a certain type of a derivative financial transaction are established.

“Act of God or Force Majeure Event” means any event that comprises the following characteristics (i) makes impossible for Affected Party to perform its obligations pursuant to the Agreement; (ii) it is beyond the reasonable control of the Affected Party, (iii) it is not as a result of the Affected Party’s fault or negligence, and (iv) it could not be prevented by the Affected Party if acting pursuant to sound trading practices, which include but are not limited to, nature phenomena, wars, civil riots, acts or omissions by government authorities that were not voluntarily requested or filed by the Affected Party nor incurred due to the noncompliance of its obligations pursuant to any agreement or applicable legal provisions. The Act of God or Force Majeure Event shall not include the lack of resources due to economic difficulties or changes in the market conditions nor changes or performance of applicable legal provisions.

“Early Termination Cause” means any of the Early Termination Causes due to Causes Attributable to the Parties and any of the Early Termination Causes due to Objective Circumstances.

“Early Termination Cause due to Circumstances Attributable to the Parties” means any of the early termination causes specified in the Seventh Clause.

“Early Termination Cause due to Objective Circumstances” means any of the early termination causes specified in the Eighth Clause.

“Clause” means any clause or subsection of the Master Agreement.

“Confirmation” has the meaning established in the Second Clause.

“Agreement” and “this Agreement” means, on a jointly basis, the Master Agreement, Supplement, Exhibits, and Confirmations, as amended from time to time.

“Certain Financial Agreement” means, each and every of the agreements designated as such agreement in the Supplement.

“Master Agreement” means this Master Derivative Financial Transactions Agreement.

“Banking Business Day” means any day of the year other than Saturday and Sunday and in which the banks are authorized to carry out transactions with the public in each and every of the branches in which an Operation must be settled and, for purposes of the Second Clause, in the branch(es) of the Parties carrying out the respective Transaction.

“Certain Indebtedness” means any obligation or liability resulting from loans or credits received, whether present or future, as principal, ancillary, or contingent (including guarantees) and any other type of obligation or liability stated in the Supplement, excluding banking deposits or deposits received in the ordinary course of business.

“Specified Entity” means each and every of the entities indicated as such entity in the Supplement.

“Early Termination Date” means the early terminate date notified as such date based on the Seventh and Eighth Clauses.

“Source” means any means or persons covered in the Supplement or in a Confirmation, from which the Calculation Agent shall obtain the information to calculate or determine the owing amounts or consideration of the relevant Transaction. The Source may be, among others, (i) a private publication or government publication, (ii) a means of information or an electronic system of information, (iii) a Price Provider or, (iv) any other person or means of information agreed by the Parties. If the Source ceases to exist or does not provide information to the Calculation Agent, the replacement source shall be, upon the choice of the Calculation Agent in good faith, (x) a similar system or publication or, (y) a Price Provider or financial institution, which is not an Affiliate of the Parties, provided that the Source chosen shall include any means or source that in the future is a successor or assignee thereof.

“Guarantor” means any person or entity that has granted a Guarantee in order to guarantee the obligations of one of the Parties arising from the Agreement regarding certain or all Transactions.

“Guarantee” means any security interest (on real or personal property) granted by a Guarantor in connection to the obligations of one of the Parties.

“Unpaid Amount” means, regarding a Completed Transaction, the sum of (a) the amounts whose payment was owed on or before the Early Termination Date and has not been made, plus (b) in connection to the obligations to be settled by delivery and which have not settled on or before the Early Termination Date, the amount of money of the quote that was held in the market for the securities or assets subject of the delivery on the date and time in which such delivery should have been carried out and (c) the interest accrued from the date in which payment was payable, pursuant to subsections (a) and (b) above, up to the Early Termination Date (but excluding the latter) at the Default Interest Rate, in any case, as determined by the Calculation Agent. The interest shall be calculated on a daily basis and for the days effectively elapsed in the same currency of the owed amounts not satisfied.

“Reference Market” means, the stock exchange Bolsa Mexicana de Valores, S.A.B. de C.V.

“Mexico” means the United Mexican States.

“Early Settlement Currency” means Pesos, legal currency in Mexico, unless another currency is stipulated in the relevant Supplement or Confirmation.

“Early Settlement Amount” means the amount equivalent in the Early Termination Amount of the Replacement Value or Replacement Values for the Completed Transaction(s).

“Transaction” means any equity swap transaction entered into by and between the Parties on the Shares of Grupo Aeroportuario del Centro Norte, S.A.B. (OMAB MM).

“Affected Transaction” means any of the Transactions that fall within the scope of cases specified in Clauses 8.1, 8.2, 8.3, and 8.4.

“Non-Breaching Party” means the Party that is not the Affected Party or Breaching Party, as applicable.

“Breaching Party” has the meaning set forth in the Seventh Clause.

“Price Provider” means any entity authorized by the National Banking and Securities Commission (Comisi{on Nacional Bancaria y de Valores) to act as a price provider.

“Supplement” means the Supplement to the Master Agreement, which is subscribed by the Parties and where it is provided the addresses for notifications, accounts, and other specific data of each Party and, when appropriate, under which specific terms and conditions are provided that amend or supplement the Master Agreement.

“Default Interest Rate” means the default interest rate as specified in the Supplement or relevant Confirmation.

“Replacement Value” means, with respect to each Completed Transaction or group of Completed Transactions, as applicable, the amount that the Calculation Agent determines in good faith as the cost or gain that the Non-Breaching Party would have to cover or receive, respectively, to replace o assure the same economic effect of the outstanding payments, deliveries, or options that it would have in the event of continuing with the Completed Transaction or group of Completed Transactions pursuant to the terms originally agreed. The Calculation Agent may determine the Replacement Value for all Completed Transactions collectively, for a group of Completed Transactions, or for each Completed Transaction, and it may employ different valuating methods for different types of Transactions or a group of Transactions. The Replacement Value will be determined as the one it would be obtained on the Early Termination Date or, if it is not possible, on the date or dates closest to the Early Termination Date.

The Calculation Date may determine the Replacement Value with the information provided by a Source or by one or more institutions that have an active participation in the relevant market, which provide the necessary data for making the calculation pursuant to the paragraph above.

The Calculation Agent may take into account or, as applicable, request that the Source takes into consideration the creditworthiness quality, necessary documentation, and credit policies of the Calculation Agent or relevant Party, the amount of the Completed Transaction(s), market’s liquidity, and other relevant factors in the prevailing circumstances.

The Calculation Agent’s determination on the Replacement Value may reflect one or more of the following items:

(a)	any cost or gain (whether realized or not) of the Non-Breaching Party, as a result of carrying out one or more transactions that they would give to the Non-Breaching Party an effect equivalent to payments, deliveries, or rights, which it would obtained with the Completed Transaction or Group of Completed Transactions, if such payments, deliveries, or rights would have been acquired or exercised after the Early Termination Date, whether such payments, deliveries, or rights are contingent or direct;

(b)	any funding cost; or

(c)	any loss or cost that would been incurred by the Non-Breaching Party as a consequence from the termination, settlement, reestablishment, or obtaining any coverage or related position (or any gain resulting therefrom), whether in one Completed Transaction or group of Completed Transactions .

(d)	the effective sale of the Shares in an orderly fashion way in the Reference Market, which could delay the calculation of the Replacement Value substantially.

The Unpaid Amounts of the Completed Transaction or group of Completed Transactions, legal expenses, or other expenses, will not be included in the calculation of the Replacement Value, although payments or deliveries owed after the Early Termination Date and which have not been satisfied since such date was fixed shall be included therein.

SECOND. Transactions; Confirmations.

2.1 Each Transaction agreed by the Parties under the Master Agreement shall be confirmed through a written document or electronic message (the “Confirmation”), which shall be sent as provided by the Eighteenth Clause; provided that each Transaction is mandatory and will bind the Parties as of the date in which the essential terms of the Transaction were agreed, whether orally or in any other form allowed by the applicable law. The Party who agreed on sending the Confirmation shall do it on the same date in which was agreed, and if it was not determined regarding who should send the Confirmation, the Party who started the Transaction shall send such Confirmation. In the event that only one of the Parties is a credit institution or brokerage firm, such Party shall send the Confirmation.

2.2 Each Confirmation shall contain the essential terms of the Transaction in question, as well as a reference to the Master Agreement and the numbered Confirmation, except in those cases in which the electronic means does not allow it, in which case it will be understood that the Confirmations is in connection to the Master Agreement. The Party that receives a Confirmation shall, no later than the Banking Business Day following its receipt, accept it and send to the other Party the Confirmation accepted with its signature or shall object such Confirmation providing such objections in writing, provided that it such party does not accept it expressly or does not object it within the aforementioned term, it will be construed that it has tacitly accepted it.

2.3 In the event of any inconsistency between the provisions of the Master Agreement and Supplement, the Supplement will prevail. In the event of any inconsistency between the provisions of an Exhibit and the Master Agreement, the Exhibit will prevail. In the event of any inconsistency between a Confirmation and any of the aforementioned documents, the Confirmation will prevail.

THIRD. Transactions Performance; Payments; Calculation.

3.1 Each Party agrees to perform the Transactions entered into with the other Party, by paying in cash or delivering currencies, securities, or assets, in terms of the relevant Confirmation and pursuant to all other applicable terms of the Exhibit, Supplement, and Master Agreement, as applicable.

3.2 All payments and deliveries to be made by the Parties pursuant to this Agreement shall be satisfied on the date in which they are payable, in the form and currency stipulated for each Transaction and to the accounts or domiciles set forth in the Supplement or Confirmation, without needing a prior request; nevertheless, the Parties may provide different accounts and domiciles by delivering written notice to the other Party with at least five (5) Banking Business Days prior to the respective payment or delivery date.

3.3 If the date for performing an obligation or the exercise of a right or notification must be performed on a date other than a Banking Business Day, such performance shall be carried out accordingly to the Non-Business Day Arrangement agreed on the Supplement or Confirmation. The Non-Business Day Arrangement may be:

“Following Business Day”, if such date is not a Banking Business Day, it will be extended to the following Banking Business Day.

“Previous Business Day”, if such date is not a Banking Business Day, it will be set up earlier to the previous Banking Business Day.

“Following Business Day Modified”, if such date is not a Banking Business Day, it will be extended to the following Banking Business, provided that in the event that the Banking Business Day is on the following month from that of the relevant date, such date will be set up earlier to the previous Banking Business Day.

If the Parties do not provide a Non-Business Day Arrangement in the Supplement or Confirmation, it will be understood that the Following Business Day was agreed.

3.4 Unless otherwise provided in the Supplement or Confirmation, if the branch for settlement is located in Mexico the Transactions shall be performed no later than the 17:00 hours of such branch. If the place of settlement is in another country, this shall be performed no later than the 11:00 hours of the relevant branch..

3.5 The Calculation Agent shall make all necessary calculations to determine the amounts to be paid or assets or securities to be delivered by any of the Parties regarding each Transaction.

FOURTH. Offsets; Retainage.

4.1 Unless otherwise provided in the Supplement or Confirmation, if there are any amounts payable by both Parties pursuant to this Agreement regarding one or more Transactions, both debts will be subject to mandatory offset up to the amount of the lesser amount and, therefore, they will be extinguished, thus the Party whose amount to be paid is greater shall make the payment for the amount in excess of the offset amounts.

4.2 Unless otherwise expressly provided or otherwise provided by legal provisions, the Party entitled to amounts payable under this Agreement in connection to any Transaction may offset such amounts against the amounts payable to the other Party, which result from obligations with the first Party under agreements or instruments other than this Agreement, including deposits.

4.3 If there are any amounts payable or deliveries by both parties on same assets, the provisions of Clause 4.1 shall apply.

4.4 If any of the Parties do not comply with any of its payment or delivery obligations punctually pursuant to this Agreement, the other Party may retain any payment or delivery owed to the first Party, as long as the default is taking place.

FIFTH. Certain Affirmative Covenants of the Parties.

As long as this Agreement or any Transaction is in force, each Party agrees to:

5.1 deliver the financial, accounting, and legal information agreed by the Parties in the Supplement or Confirmation, to the other Party;

5.2 deliver any other document agreed in the Supplement or Confirmation, to the other Party;

5.3 comply with the laws, regulations and provisions, which are applicable to them;

5.4 keep in force any internal or government authorization or any other authorization of any kind, which are necessary for the performance of their obligations pursuant to this Agreement and for the Transactions; and

5.5 deliver written notification to the other Party immediately, upon having knowledge that the notifying Party falls within the scope of a Cause for Early Termination.

SIXTH. Voluntary Early Termination

Any Transaction may be subject to early termination by written agreement of the Parties. For such purposes, the Parties shall agree the terms of such early termination.

SEVENTH. Early Termination Causes due to Circumstances Attributable to the Parties

When a Party (the “Breaching Party”), any of the Guarantors, or any of the Specified Entities of the Breaching Party, incurs in any of the early termination causes specified below, the other Party (the “Non-Breaching Party”) may early terminate all the Transaction without the need of a judicial order, through written notice to the Breaching Party setting forth an Early Termination Date.

7.1 Breach of the Payment and/or Delivery Obligations. The breach of the payment/and or delivery obligations, pursuant to the provisions of the Third Clause, provided such breach has not been remedied in a term of one (1) Banking Business Day following the day in which the relevant obligation should have been performed.

7.2 Breach of the Agreement. The breach of any obligation arising from this Agreement, different to those of payment and/or delivery, including the breach of the obligations set forth in the Fifth Clause, and provided such breach has not been remedied in a term of five (5) Banking Business Days following the date in which the breach notice by the Non-Breaching becomes effective, pursuant to the Eighteenth Clause.

7.3	Breach Regarding the Guarantee.

7.3.1	The breach of the Guarantor(s) of the payment and/or delivery obligation arising from the Guarantee.

7.3.2	The breach of the Guarantor(s) of any obligation different to those of payment and/or delivery arising from the Guarantee, provided such breach has not been remedied in the term set forth in the relevant Guarantee document, or, in its defect, in the term of two (2) Banking Business Days following the notice by the Non-Breaching Party, pursuant to the Eighteenth Clause.

7.3.3	The extinction or suspension of the Guarantee due to any cause, prior to the performance or extinction of the obligations that it guarantees, without the previous written approval of the Non-Breaching Party.

7.3.4	The challenge of the validity of the Guarantee by the Breaching Party, by the Guarantor(s) or by a third party.

7.3.5	The decrease of value of the Guarantee below the levels and pursuant to the terms set forth in the relevant agreement.

7.4 Misrepresentations. The misrepresentations made by the Breaching Party or of any of its Guarantors regarding this Agreement or any Guarantee.

7.5 Breach of Certain Financial Agreements. Breach by the Breaching Party, of any of its Guarantors, or Specified Entities, of any of the Certain Financial Agreements, when such breach results in the resolution or the early maturity of the obligations arising from the relevant Certain Financial Agreement.

7.6 Crossed Breach. Breach by the Breaching, of any of its guarantors, or Specified Entities (i) of any payment obligation at its maturity, constituting a Certain Indebtedness, or (ii) any other obligation pursuant to an agreement supporting a Certain Indebtedness, if as a result of such breach, such Certain Indebtedness results or may be declared as matured and enforceable debt prior to the date originally set forth in such agreement. If the Parties specify in the Supplement an amount regarding Clause 7.6, a breach regarding a Certain Indebtedness shall only constitute a breach under this Clause 7.6 if the amount of such breach, in one or several events, is equal to or greater than the amount set forth in the Supplement for the Breaching Party.

7.7 Insolvency or Intervention Events. If the Breaching Party, any of its Guarantors or Specified Entities:

7.7.1	requests or a third party requests, the resolution of bankruptcy or its equivalent, or if it appears before its creditors for, in any way, restructuring its debts;

7.7.2	is the defendant of, or is subject to any judicial or extrajudicial proceeding resulting, or that may result in a seizure of property or assets, the intervention or auction of its property for any amount. If the Parties specify in the Supplement an amount regarding Clause 7.7.2, a breach regarding this Clause, shall only be verified if it is involved in one or several events, an amount equal to or greater than the amount specified in the Supplement for the Breaching Party;

7.7.3	continuously breaches with its obligations or acknowledges in writing its inability to perform them at the time they are due;

7.7.4	adopts any resolution or measure with the purpose of making effective any of the aforementioned events;

7.7.5	is subject of intervention measures by the competent authorities if it is an entity subject to administrative supervision.

7.8 Decrease of the Economic Solvency or Creditworthiness by Merger, Spin-off or Assignment of Rights and/or Liabilities. When the solvency or creditworthiness of the Breaching Party, of any of its Guarantors or Specified Entities, is substantially reduced as a result of its participation, in any way, in a merger, spin-off or assignment of assets and/or liabilities.

7.9 Extinction of the Legal Capacity or Change in the Legal Nature or Death. The extinction of the legal capacity, change in the legal nature or death of the Breaching Party, of any of its Guarantors or Specified Entities.

7.10 Dissolution of Company. When a dissolution agreement is requested or adopted by the Breaching Party, by any of its Guarantors or Specified Entities.

7.11 Other Early Termination Causes due to Circumstances Attributable to the Parties. If any other Early Termination Cause due to Circumstances Attributable to the Parties agreed in the Supplement or in the Confirmation occurs, regarding the Breaching Party, any of its Guarantors, or Specified Entities.

EIGHTH. Early Termination Causes due to Objective Circumstances

8.1 Supervening Impossibility or Prohibition. When, subsequent to the date in which a Transaction has occurred, new legal or regulatory provisions are amended or adopted applicable to such Transaction, or the judicial or administrative construction of such provisions is modified, in a manner that results forbidden or impossible for any Party or their Guarantors (hereinafter the “Affected Party”), to make or receive the payments or deliveries owed pursuant to such Transaction, or comply with any other obligation arising thereof, or from the relevant Guarantee, the provisions of Clause 8.5 shall apply. The above shall not be applicable when the prohibition or impossibility arises as a consequence of a breach by any Party or of its Guarantors of the obligation to maintain in force all the necessary authorizations for complying with the obligations pursuant to this Agreement, in which case, the provisions of Clause 7.2 shall apply.

8.2 Changes in Tax Laws. When, subsequent to the date in which a Transaction has occurred, new tax legal or regulatory provisions are amended pursuant to the derivative financial transactions, which directly results in the substantial increase of the tax charge of any of the Parties or of its Guarantors (the “Affected Party”) regarding such Transaction, the provisions of Clause 8.5 shall apply.

8.3 Act of God or Force Majeure. The Party suffering the Act of God or Force Majeure (the “Affected Party”) shall not be liable for breach of any of its obligations, to the extent and for a period in which the impossibility to comply is due to Act of God or Force Majeure. The Affected Party claiming Act of God or Force Majeure shall make its best efforts to remedy, mitigate or cure the effects of the Act of God or Force Majeure. If the Act of God or Force Majeure constitutes at the same time or in the future, an Early Termination Cause due to Circumstances Attributable to the Parties, only the Early Termination Cause due to Circumstances Attributable to the Parties shall be considered, and no the Act of God or Force Majeure.

8.4 Other Early Termination Causes due to Objective Circumstances. If any other Early Termination Cause due to Objective Circumstances set forth in the Supplement or in the Confirmation, occurs, the provisions of Clause 8.5 shall apply.

8.5 Negotiation; Early Termination.

8.5.1 If any or several cases set forth in this Clause occur, the Parties shall procure to, in good faith, reach an agreement in a term of five (5) calendar days following the effective date of the notice sent by the Affected Party to the other Party, stating one of the cases set forth in the Eight Clause, provided that such notice shall be sent by the Affected Party within the three (3) days following the occurrence of the relevant case, or following its acknowledgment. If the Affected Party does not grant the notice referred to in this Clause, it may not claim an Early Termination Cause due to Objective Circumstances and it shall be deemed as a breach pursuant to Clause 7.1 or 7.2, as applicable.

8.5.2 If in the term of five (5) calendar days set forth in Clause 8.5.1, the Parties do not reach an agreement, the Affected Party may notify the other Party of the early termination of the Affected Transactions, setting forth an Early Termination date, which shall not be prior to the effective date of the notice sent under this Clause, pursuant to the Eighteenth Clause.

8.6 Situations that are an Early Termination Cause due to Objective Circumstances and Early Termination Cause Attributable to one Party. If an event is at the same time a

Termination Cause due to Objective Circumstances and a Termination Cause Attributable to one Party, it shall be addressed pursuant to the Seventh Clause.

NINTH. Effects of Setting Forth an Early Termination Date

9.1 Notwithstanding that any of the Early Termination Causes continues to exist or not, in the Early Termination Date:

9.1.1	set forth pursuant to the first paragraph of the Seventh Clause, all Transactions in force between the Parties shall be early terminated, due to the occurrence of an Early Termination Cause due to Circumstances Attributable to the Parties, or

9.1.2	set forth pursuant to Clause 8.5.2, all Affected Transactions shall be early terminated, due to the occurrence of an Early Termination Cause due to Objective Circumstances.

9.2 As of the Early Termination Date, the payment and/or delivery obligations set forth in Clause 3.1 shall be suspended, regarding the Completed Transactions, notwithstanding the provisions of other Clauses in this Agreement.

9.3 The Calculation Agent shall make the calculations set forth in the next Clause as soon as possible, and it shall provide to the other Party or Parties, a report containing the detail of the calculations made, including the estimates and Sources, specifying, as applicable, the Replacement Value and the Early Settlement Amount and the amount to pay, pursuant to the Tenth Clause.

TENTH. Calculation and Payment Date of the Early Settlement Amount

10.1 Amount Payable for the Early Termination of Transactions, as a Result of Early Termination Causes due to Circumstances Attributable to the Parties. The amount to pay for the early termination of Transactions, as a result of Early Termination Causes due to Circumstances Attributable to the Parties shall be equal to: the sum of (x) the Early Settlement Amount (calculated by the Calculation Agent) of each Completed Transaction (with a positive sign if such Early Settlement Amount shall be received by the Non-Breaching Party and with a negative sign if the Non-Breaching Party has to pay to the Breaching Party), plus (y) the Unpaid Amounts in the Early Settlement Currency owed to the Non-Breaching Party, minus (z) the Unpaid Amounts in the Early Settlement Currency owed to the Breaching Party.

If the resulting amount payable is positive, the Breaching Party shall pay such amount to the Non-Breaching Party; if the resulting amount payable is negative, the Non-Breaching Party shall pay the absolute value of such amount to the Breaching Party.

10.2 Amount Payable for the Early Termination of Transactions, as a Result of Early Termination Causes due to Objective Circumstances. In the event that the termination of a Transaction is expected as a result of an Early Termination Cause set forth in the Eighth Clause, the following shall apply:

10.2.1 One Affected Party. If there is only an Affected Party, the amount payable shall be determined pursuant to Clause 10.1. References to the Breaching Party shall be deemed as references to the Affected Party, as applicable.

10.2.2 Two Affected Parties.

a)	If the two Parties are Affected Parties, each Calculation Agent shall calculate an Early Settlement Amount regarding the Affected Transactions, and an amount equal to the sum of (i) half of the difference between the Early Settlement Amount (with a positive sign if it is the creditor; hereinafter such Party called the “Party X”) and the Early Settlement Amount (with a negative sign if it is the debtor; hereinafter such Party called the “Party Y”), plus (ii) the equivalent in the Settlement Currency of the Unpaid Amount owed to the Party X, minus (iii) the equivalent in the Settlement Currency of the Unpaid Amount owed to the Party Y;

b)	If the resulting amount pursuant to the letter a) above, is a positive amount, the Party Y shall pay such amount to the Party X, and if it were a negative amount, the Party X shall pay the absolute value of such amount, to the Party Y.

10.3 Exchange to the Early Settlement Currency

The calculation of the Replacement Value, Early Settlement Amount and Unpaid Amounts shall be made in the Early Settlement Currency.

If any of the aforementioned matters is not expressed in the Early Settlement Currency, it shall be calculated by the Calculation Agent pursuant to the provisions of this Clause, based on the exchange rate of such other currency regarding the Early Settlement Currency, in the Early Termination Date (or, as applicable, in a subsequent date if the Replacement Value is determined in a subsequent date). The exchange rate shall be taken from the Source set forth in the Supplement or Confirmation, and if the Source is not agreed upon, the exchange rate shall be the spot exchange rate (“Spot”) for the purchase of such other currency against the Early Settlement Currency, at approximately 11:00 hours in the city in which the entity makes the estimate, and in the date in which it is usually determined the type for the purchase of such other currency, with value as of the Early Termination Date (or subsequently).

10.4 Payment Date. The Calculation Agent shall notify the other Party of the amount payable pursuant to this Clause. The date in which such amount shall be paid shall be the Banking Business Day following the day in which such notice becomes effective pursuant to the Eighteenth Clause. Such amount shall accrue interest at the Default Interest Rate, from the Early Termination Date until its payment date.

ELEVENTH. Default Interest.

11.1 Any amount due and unpaid regarding any Transaction shall accrue default interest at the Default Interest Rate applicable to such transaction, from its maturity (including) until its payment date (excluding) payable at sight, in terms of the Third Clause.

11.2 Any delay in the obligation of delivering the securities and/or goods shall result in the default interest payment in favor of the affected Party. The Calculation Agent shall calculate them based on the estimate of the securities or goods not timely delivered pursuant to the definition of the Unpaid Amount term, regarding the period from the date in which it should have delivered them, and until the date in which it effectively delivers it. If any Party does not make or delays the payment or delivery pursuant to Clause 4.4, it shall not be forced to pay default interest.

11.3 The Parties agrees that the default interest shall be daily capitalized starting from the breach or early termination date, until the day in which the amount owed is fully paid.

TWELFTH. Keys.

The access, identification and operation keys that may be established by the Parties for the use of electronic or telecommunication systems, shall substitute the handwritten signature of the representatives of the Parties of this Agreement by an electronic one. Therefore, the documentary or technical certificates arising from the use of such means shall produce the same effects that the laws grant to the documents executed by the Parties and they shall have the same evidentiary value. Each Party shall be liable from using such access, identification and operation keys.

THIRTEENTH. Information Use Authorization.

13.1 Each Party authorizes the other Party (if it is a financial institution), to disclose the information arising from the Transactions to (i) the people to which it shall give information pursuant to the Credit Institutions Law, the Stock Exchange Law and other applicable provisions, (ii) the credit information companies to which the Law for Regulating the Credit Information Companies refers to, (iii) the other Affiliated financial entities of such Party, (iv) the regulatory authorities of the Affiliates of such Party, and (v) the Mexican Central Bank; likewise, it expressly authorizes the Mexican Central Bank to disclose such information pursuant to the applicable legal provisions.

13.2 At any time, the applicable Party may request in writing to the other Party that it informs of the third parties to whom it has provided information regarding the first Party or the Transactions entered into with such Party.

13.3 Neither Party shall be liable for the use given to the information by such third parties.

FOURTEENTH. Assignment.

Neither Party shall assign its rights or obligations pursuant to this Agreement, except for the Non-Breaching Party, who shall assign its rights against the Breaching Party without the need of an approval of such Breaching Party, through simple written notice to such Party. This Agreement shall be binding regarding each Party, its successors, licensees and assignees.

FIFTEENTH. Term.

This Agreement shall be in force for an indefinite period of time; however, any Party may terminate it without incurring in any liability, giving written notice to the other Party at least ten (10) calendar days in advance to the proposed termination, but any Transaction in force at such time shall continue to be governed by this Agreement. Transactions entered into subsequent to the Master Agreement date shall be exclusively governed by this Agreement, and not by the master or regulatory agreements entered into before, which shall only govern the existent transaction in or before the Master Agreement date, unless the Parties agree otherwise.

SIXTEENTH. Amendment of Terms.

The terms and conditions of this Agreement may only be amended through written instrument signed by both Parties, except for the information regarding the attorneys-in-fact of the Parties, domiciles, and accounts of each Party, which may be amended through a written notice to the other Party.

SEVENTEENTH. Recordings.

Each Party agrees to the other Party recording the telephonic conversations between them as a result of the negotiation and entering into of the Transactions. Such recordings shall constitute proof of the Transactions made.

EIGHTEENTH. Notices.

All notices and any other communications set forth in this Agreement shall be written and sent to the domicile, telefax numbers, email address or short message system set forth in the Supplement, or to any other domicile, facsimile number, email address or short message system appointed by the receiver giving notice to the other Party. Such notices and other communications shall be effective, if personally delivered, when delivered, and if sent by facsimile, email or any other electronic or communication mean, when received or when the return receipt of the relevant short message system is received.

Notwithstanding the above, the notices regarding the Seventh and Eight Clauses shall be delivered in writing in the domicile set forth for such purposes by each Party in the Supplement, and they shall not be considered delivered if sent by electronic means, SMS, fax or telephone.

NINETEENTH. Expenses.

Each Party shall pay the expenses it incurs regarding the negotiation and entering into of this Agreement.

The Party breaching its obligations arising from this Agreement shall pay for all expenses incurred by the other Party as a consequence of the defense and/or exercise of its rights pursuant to this Agreement or a Guarantee, including professional attorneys’, experts’ and, as applicable, public attesters’ fees.

TWENTIETH. Applicable Laws and Arbitration

This Agreement shall be governed by the laws of Mexico.

Any conflict arising from this Agreement that cannot be amicably resolved by the Parties, shall be resolved pursuant to the Arbitration Rules of the Mexican Arbitration Center (Centro de Arbitraje de México), by three arbitrators appointed pursuant to such Rules.

This Master Agreement is signed in two (2) counterparts on May 29, 2015.

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BANCO SANTANDER (MEXICO), S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER

MEXICO

/s/ Alfonso Vazquez Moreno

Name: Alfonso Vazquez Moreno

Title: Attorney-in-fact

/s/ Francisco Mejia Ortega

AEROINVEST, S.A. DE C.V. /s/ Victor Humberto Bravo Martin Name: Victor Humberto Bravo Martin Title: Attorney-in-fact
Name: Francisco Mejia Ortega Title: Attorney-in-fact
JOINT AND SEVERAL OBLIGORS EMPRESAS ICA, S.A.B. DE C.V. /s/ Alonso Quintana Kawage Name: Alonso Quintana Kawage Title: Attorney-in-fact	CONSTRUCTORA ICA, S.A. DE C.V. /s/ Victor Humberto Bravo Martin Name: Victor Humberto Bravo Martin Title: Attorney-in-fact

CONTROLADORA DE OPERACIONES DE INFRAESTRUCTURA, S.A. DE C.V. /s/ Victor Humberto Bravo Martin Name: Victor Humberto Bravo Martin Title: Attorney-in-fact
INGENIEROS CIVILES ASOCIADOS, S.A. DE C.V. /s/ Victor Humberto Bravo Martin Name: Victor Humberto Bravo Martin Title: Attorney-in-fact